CONSENT OF EXPERT

February 4, 2026

Integra Resources Corp.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Integra Resources Corp.

I, Jay Nopola, do hereby consent to:

(1) the inclusion of the scientific and technical information derived from the technical report entitled "Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA" dated February 2, 2026, with an effective date of December 8, 2025 in the Company's Prospectus Supplement dated February 4, 2026 (the "Prospectus Supplement"), which forms part of the registration statement on Form F-10 (File No. 333-276530) (the "Form F-10") filed by Integra Resources Corp. with the United States Securities and Exchange Commission (the "SEC"); and

(2) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent into, and the use of my name in, the Form F-10, and any amendments thereto, filed with the SEC.

/s/ Jay Nopola
Jay Nopola, P.E., P.Eng., CPG